Exhibit 99.3

Item 6.	Selected Financial Data

The following selected financial data information should be read in conjunction with Item 7—“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, including the notes thereto, included elsewhere herein (dollars in thousands, except share and per share data).

	As of and For the Years Ended December 31
	2009	2008	2007	2006	2005
Operating Data:
Net interest margin	$126,375	$206,001	$194,621	$76,806	$73,241
Rental income	44,637	17,425	11,291	12,639	12,164
Total revenue	197,510	244,783	231,637	103,832	92,448
Real estate operating expenses	(41,399)	(14,781)	(9,958)	(9,198)	(7,229)
Provision for losses	(226,567)	(162,783)	(21,721)	(2,499)	—
Asset impairments	(46,015)	(67,052)	(517,452)	—	—
Total expenses	(384,451)	(319,623)	(686,660)	(34,720)	(17,752)
Change in fair value of financial instruments	1,563	(552,437)	—	—	—
Income (loss) from continuing operations	(440,141)	(617,130)	(435,991)	74,704	75,074
Net income (loss) allocable to common shares	(441,203)	(443,246)	(379,588)	67,839	67,951
Earnings (loss) per share from continuing operations
Basic	$(6.76)	$(6.96)	$(6.16)	$2.11	$2.48
Diluted	$(6.76)	$(6.96)	$(6.16)	$2.09	$2.46
Earnings (loss) per share:
Basic	$(6.77)	$(6.99)	$(6.18)	$2.31	$2.59
Diluted	$(6.77)	$(6.99)	$(6.18)	$2.29	$2.57
Balance Sheet Data:
Investments in mortgages and loans, net	$1,380,957	$5,468,064	$6,378,050	$5,922,550	$714,428
Investments in real estate	738,235	350,487	117,238	61,432	44,958
Investments in securities	694,897	1,920,883	3,827,800	5,138,311	—
Total assets	3,094,976	8,151,450	11,057,580	12,060,506	1,024,585
Total indebtedness	2,077,123	6,102,890	10,040,925	10,452,191	329,859
Total liabilities	2,325,055	6,882,109	10,474,982	10,739,829	414,890
Total equity	769,921	1,269,341	582,598	1,320,677	609,695

	As of and For the Years Ended December 31
	2009	2008	2007	2006	2005
Other Data:
Common shares outstanding, at period end, including unvested restricted share awards	74,420,598	64,842,571	61,018,231	52,151,412	27,899,065
Book value per share	$8.08	$14.09	$6.81	$20.54	$17.34
Ratio of earnings to fixed charges and preferred share dividends	— (1)	— (1)	— (1)	1.9x	3.8x
Dividends declared per share	$—	$1.27	$2.56	$2.70	$2.43

(1)	The ratio of earnings to fixed charges and preferred share dividends for the years ended December 31, 2009, 2008 and 2007 is deficient by $453.8 million, $630.8 million and $447.8 million, respectively.

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